Ma hew Feinstein
                                  1131 Alta Loma Road #432
                                  West Hollywood, CA 90069
                                        310-801-7310



Sent Via Email: PanosN@sec.gov

Mr. Nicholas Panos
Securi es & Exchange Commission
Division of Corpora on Finance
O   ce of Mergers & Acquisi ons

Re: Pineapple Express Cannabis Company
Schedule 13D filed by Ma hew Feinstein
Filed March 1, 2023
Filed No. 005-94003

Dear Mr. Panos:

Thank you for your le er of March 17, 2023 and your email dated today. Please note I am
wri ng this le er to you in my individual capacity.

I was advised through prior counsel, David Feldman, that he spoke with you or Mr. Killoy about your le er. He advised that he deemed that the company in ques on was not a mandatory filer and as a result was not subject to the repor ng requirements referenced in your le er. The
company later changed firms and the company   s new compliance counsel surveyed
the
situa on and advised to file a Form 8-A to remove all doubt as to the company being deemed a mandatory repor ng company. Thus, through the Form 8-A filed July 28, 2023 the company subjected itself to being a mandatory repor ng company instead of a voluntary repor ng company.

I hope this clears up the comment. Should you require further assistance feel free to contact me.


Regards,


Ma hew Feinstein